

02006389

SECURI... ...MISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
53534
8- ~~53543~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/15/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CHIMERA GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South La Salle
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Waters & Company
(Name – *if individual, state last, first, middle name*)

311 S. Wacker Drive, Suite 3250 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Marton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Chimera Group, LLC, as of ~~December 31~~, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
STEVEN J. FISH
Notary Public, State of Illinois
My Commission Expires 7/14/03

Signature 3/25/02

MANAGING MEMBER 3/25/02
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHIMERA GROUP, LLC

C O N T E N T S

John R. Waters & Company
CERTIFIED PUBLIC ACCOUNTANTS
311 SOUTH WACKER DRIVE, SUITE 3250
CHICAGO, ILLINOIS 60606-6621
TEL: 312/554-3400
FAX: 312/554-3401

INDEPENDENT AUDITORS' REPORT

To the Members of The Chimera Group, LLC

We have audited the accompanying statement of financial condition of The Chimera Group, LLC as of December 31, 2001, and the related statements of income (loss), changes in members' capital and cash flows for the initial period November 15, 2001 through December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of The Chimera Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the initial period November 15, 2001 through December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 21, 2002

Exhibit I

THE CHIMERA GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS:	
Cash	$ 64,364
Deposits with clearing organizations	1,517,690
Receivables from broker-dealers and clearing organizations	413,640
Interest receivables from non-customers	3,778
Other receivable from non-customers	4,762
Securities owned, at market value	328,376
Investment in associated entity	10,000
Property and equipment, net of accumulated depreciation	33,174
Other	640
TOTAL ASSETS	$2,376,424
LIABILITIES AND MEMBERS' CAPITAL	
LIABILITIES:	
Payable to broker-dealers and clearing organizations	$ 393,837
Payable to non-customers	1,878
Securities sold not yet purchased, at market value	351,170
TOTAL LIABILITIES	746,885
MEMBERS' CAPITAL	1,629,539
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$2,376,424

The accompanying notes are an integral part of this statement.

Exhibit II

THE CHIMERA GROUP, LLC

STATEMENT OF INCOME (LOSS)

FOR THE INITIAL PERIOD NOVEMBER 15, 2001 THROUGH DECEMBER 31, 2001

REVENUE:	
Gains and losses on trading accounts	$ 50,884
Interest income	5,519
Other revenue	4,762
TOTAL REVENUE	61,165
EXPENSES:	
Commissions paid to other brokers	65,990
Interest expense	2,280
Regulatory fees	5,120
Guaranteed payments	20,397
Communication and data processing	3,280
Occupancy	13,175
Professional fees	16,169
Other	5,215
TOTAL EXPENSES	131,626
NET INCOME (LOSS)	$(70,461)

The accompanying notes are an integral part of this statement.

Exhibit III

THE CHIMERA GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE INITIAL PERIOD NOVEMBER 15, 2001 THROUGH DECEMBER 31, 2001

INITIAL CAPITAL CONTRIBUTION	$1,700,000
Net income (loss)	(70,461)
BALANCE, DECEMBER 31, 2001	$1,629,539

The accompanying notes are an integral part of this statement.

Exhibit IV

THE CHIMERA GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE INITIAL PERIOD NOVEMBER 15, 2001 THROUGH DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net income (loss)	$ (70,461)
Less items not affecting cash flow:	
Depreciation	1,233
Changes in:	
Deposits with clearing organizations	(1,517,690)
Receivables from broker-dealers and clearing organizations	(413,640)
Interest receivables from non-customers	(3,778)
Other receivable from non-customers	(4,762)
Securities owned, at market value	(328,376)
Other assets	(640)
Payable to broker-dealers and clearing organizations	393,837
Payable to non-customers	1,878
Securities sold not yet purchased, at market value	351,170
NET CASH FLOW FROM OPERATIONS	(1,591,229)
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(34,407)
Investment	(10,000)
NET CASH FLOW FROM INVESTING ACTIVITIES	(44,407)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contribution - Membership interests	1,700,000
NET CASH FLOW	64,364
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$ 64,364

The accompanying notes are an integral part of this statement.

THE CHIMERA GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - The Chimera Group, LLC (the "Company"), formed under a certain Operating Agreement dated November 15, 2001, is a broker-dealer and member of the Chicago Stock Exchange. The Company is in the business of buying and selling securities and financial instruments with capital supplied solely by its members.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment - Property and equipment is stated at cost and depreciated using the straight-line method over a period of five years.

NOTE 2 - LEASE COMMITMENTS:

The Company entered into an agreement during 2001, which provides for the use of certain office space and administrative resources at its Chicago location. Under the terms of the agreement, the Company has agreed to pay the then market price for all services rendered and has the right to terminate the agreement with 30-days written notice.

The Company leases certain offices in Johnsburg, Illinois under a lease dated September 28, 2001. The agreement calls for monthly lease payments of $800 through November 30, 2002. The Company's rent expense during 2001 under this agreement was approximately $3,000. The future minimum payments due under this agreement as of December 31, 2001 totals $8,800 and is payable during 2002.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and further subject to the rules of the Chicago Stock Exchange which require that the Company maintain net capital of 6-2/3% of total aggregate indebtedness. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $1,530,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of members' capital.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Chimera Group, LLC **as of:** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				$ 0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)				$ 100,000	3760
14. Excess net capital (line 10 less 13)				$ 1,431,745	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				$ 1,531,745	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820		
			$ 0	3830
19. Total aggregate indebtedness			$ 0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% .00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% .00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER: Chimera Group, LLC **as of:** December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,629,539	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			1,629,539	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 1,629,539	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 48,576	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(48,576)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 1,580,963	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	49,218	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(49,218)	3740
10. Net Capital			$ 1,531,745	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule 2

BROKER OR DEALER: Chimera Group, LLC **as of:** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 *capital category as per Rule 15c3-1*	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm [4335]	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)	
0	4600		4601	Out	4602	0	4603	4604	No	4605
						$ 0	4699*			

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

John R. Waters & Company

CERTIFIED PUBLIC ACCOUNTANTS

311 SOUTH WACKER DRIVE, SUITE 3250

CHICAGO, ILLINOIS 60606-6621

TEL: 312/554-3400
FAX: 312/554-3401

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of The Chimera Group, LLC

In planning and performing our audit of the financial statements of The Chimera Group, LLC for the initial period November 15, 2001 through December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all maters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. In view of this supervision, we noted no matters involving the internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 21, 2002

THE CHIMERA GROUP, LLC

FINANCIAL STATEMENTS

**INITIAL PERIOD NOVEMBER 15, 2001
THROUGH DECEMBER 31, 2001**